

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail

Elaine K Roberts
President and Treasurer and Principal Financial Officer
Oppenheimer Holdings Inc
125 Broad Street
New York, NY 10004

      Re: Oppenheimer Holdings Inc
                Form 10-K
                Filed March 2, 2011
                File No. 001-12043

Dear Ms. Roberts:

      We have reviewed your response letter dated August 25, 2011 and have the following additional comment. In some of our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Notes to Consolidated Financial Statements</u>

<u>1. Summary of Significant Accounting Policies</u>

<u>Basis of Presentation, page 75</u>

1. We have considered your response to our prior comment 1. Please clarify for us how you have calculated the percentage impact of the error correction on your net income for the periods ended March 31, 2011 and December 31, 2010. It appears that the impact would be closer to 41% and 10% for March 31, 2011 and December 31, 2010 respectively. In your response explain to us the nature of the period end passed adjustments, the amount of these adjustments and the impact they had on your analysis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief